Exhibit 12.1

QTS Realty Trust, Inc.

QualityTech, LP

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

			Year ended December 31,
($ in thousands)	2017 (1)		2017 Pro forma (2)		2016 (1)	2015 (1)	2014 (1)	2013 (3)
Earnings:
Pre-tax income (loss) from continuing operations	$(8,321)		$(4,512)		$14,710	$14,064	$19,103	$3,850
Add: Fixed charges	45,506		41,695		35,322	31,715	22,079	23,093
Less: Capitalized interest	(14,277)		(14,277)		(11,372)	(9,767)	(6,525)	(4,135)
Total earnings	$22,908		$22,907		$38,660	$36,012	$34,657	$22,808

Fixed Charges and Preferred Stock Dividends:
Interest expense (excluding amortization of deferred financing costs)	$26,884		$22,845		$19,613	$17,865	$12,535	$15,949
Capitalized interest	14,277		14,277		11,372	9,767	6,525	4,135
Amortization of deferred financing costs and bond discount	3,639		3,868		3,545	3,424	2,774	2,775
Interest factor in rents	706		706		792	659	245	234
Total Fixed Charges	$45,506		$41,695		$35,322	$31,715	$22,079	$23,093
Preferred Stock Dividends	—		$7,125		—	—	—	—
Fixed Charges and Preferred Stock Dividends	—		$48,820		—	—	—	—
Ratio of earnings to fixed charges	0.50	(4)	0.55	(5)	1.09	1.14	1.57	—	(6)
Ratio of earnings to combined fixed charges and preferred dividends	0.50	(4)	0.47	(5)	1.09	1.14	1.57	—	(6)

(1)         Consolidated results for the years ended December 31, 2017, 2016 2015 and 2014 are the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(2)         The pro forma ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends for the pro forma year ended December 31, 2017 reflect: (i) increased preferred dividends of $7.125 million, from the issuance of the Series A Preferred Stock, and (ii) a $3.8 million decrease in interest expense related to the use of net proceeds of  $96.4 million from the issuance of the Series A Preferred stock to to pay down our revolving credit facility, which would reduce the interest incurred on our revolving credit facility for 2017.

(3)         Due to the timing of the initial public offering of QTS Realty Trust, Inc., which was completed on October 15, 2013, the financial data and ratio of earnings to combined fixed charges for the year ended December 31, 2013 reflect the financial data and ratio of earnings to fixed charges for QTS Realty Trust, Inc. with its historical predecessor, QualityTech, LP. The financial data for the period from October 15, 2013 to December 31, 2013 was the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(4)         The shortfalls of both earnings to fixed charges and earnings to combined fixed charges and preferred dividends for the year ended December 31, 2017 was approximately $22.6 million, related primarily to debt restructuring costs of $20.0 million and transaction, integration and impairment costs of $11.1 million.

(5)         The pro forma ratio of earnings to combined fixed charges assumes that the Company‘s Series A Preferred Stock of QTS Realty Trust, Inc. were issued on January 1, 2017 and that proceeds from the offering of the Series A Preferred Stock were used as described in the ‘‘Use of Proceeds’’ section of the final prospectus supplement dated March 8, 2018 and filed with the securities and Exchange Commission on March 9, 2018. The shortfalls of both earnings to fixed charges and earnings to combined fixed charges and preferred dividends was related primarily to debt restructuring costs of $20.0 million and transaction, integration and impairment costs of $11.1 million.

(6)         The shortfalls of both earnings to fixed charges and earnings to combined fixed charges and preferred dividends for the year ended December 31, 2013 was approximately $0.3 million.